Exhibit 99.1

Swvl Secures a New Five-Year Contract of Up To $5.5 Million in the UAE, Its Fastest-Growing
Market Following ~5x Growth in 2025

DUBAI, United Arab Emirates, February 2, 2026 (GLOBE NEWSWIRE) -- Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), the leading provider of technology-enabled mass mobility solutions, today announced the signing of a new five-year contract (the “Contract”) valued at up to $5.5 million in the United Arab Emirates (“UAE”), further strengthening its position in one of its fastest-growing and high-value markets.

The Contract builds on Swvl’s strong momentum in the UAE, where the Company achieved approximately 5x growth in December 2025 over January 2025, driven by the Company’s goal of expanding enterprise partnerships, having multi-site deployments, and increased demand for data-driven workforce mobility solutions.

The Contract reinforces Swvl’s strategy of focusing on long-term, high-value enterprise contracts, providing end-to-end transportation solutions across complex operations, multiple shifts, and large employee populations.

We believe that the deployment will leverage Swvl’s full technology and operations stack to deliver optimized routing, improved fleet utilization, and real-time performance visibility.

“The UAE has emerged as one of Swvl’s most important and fastest-growing markets globally,” said Mostafa Kandil, Chief Executive Officer at Swvl. “Securing a $5.5 million multi-year contract reflects both the scale of demand we are seeing and the confidence enterprises place in Swvl’s ability to deliver reliable, efficient, and technology-led transportation at scale.”

We believe that Swvl’s growth in the UAE has been driven by its ability to address large-scale transportation challenges through a combination of proprietary technology, disciplined operations, and deep market understanding. The Company’s platform aims to enable enterprise customers to optimize costs while maintaining service quality and operational control.

“We believe that our growth in the UAE is a direct result of disciplined execution and a clear focus on enterprise value creation,” added Ahmed Misbah, Chief Financial Officer at Swvl. “We remain committed to scaling responsibly, deepening long-term partnerships, and expanding our footprint in markets where technology-enabled mass mobility delivers measurable impact.”

The Contract further reinforces Swvl’s positioning in high-value markets, following successful deployments across the Gulf cooperation Council (“GCC”). The Company continues to see strong demand from sectors such as logistics, manufacturing, education, and large corporate campuses.

With this milestone, Swvl continues to strengthen its regional leadership, while supporting enterprises in building smarter, more efficient transportation ecosystems across the Middle East.

About Swvl

Swvl is a technology-driven mobility company providing scalable transportation solutions for enterprises and communities. Through its proprietary platform, Swvl delivers optimized routing, real-time visibility, and operational efficiency across large-scale transportation networks.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses its strengthened position in certain markets; the benefits of its product and solution; its belief that the deployment will leverage Swvl’s full technology and operations stack to deliver optimized routing, improved fleet utilization, and real-time performance visibility; that the Contract reflects the scale of demand and confidence enterprises place in Swvl’s abilities; its ability to address large-scale transportation challenges; that it remains committed to scaling responsibly, deepening long-term partnerships, and expanding footprint; the strong market demand; and its ability to continue to strengthen its regional leadership, while supporting enterprises in building smarter, more efficient transportation ecosystems.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, assurance, prediction, or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements.

More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor Relations: Investor.relations@swvl.com